SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            ELAST TECHNOLOGIES, INC.,
                A Nevada corporation (Exact name of registrant as
                            specified in its charter)

           NEVADA                                       88-0380544
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

       2505 Rancho Bel Air, Las Vegas, Nevada                          89107
(Address of registrant's principal executive offices)                (Zip Code)

                                  702.240.0124
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of Each Exchange on which
         to be so registered:                    each class is to be registered:

                None                                       None

Securities to be registered under Section 12(g) of the Act:

         Common Stock, Par value $.001
         (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 43
                      Exhibit Index is specified on Page 14

                            Elast Technologies, Inc.,
                              A Nevada Corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption Page

1.  Description of Business                                                    3

2.  Management's Discussion and Analysis of Financial Condition
    and Results of Operations                                                  5

3.  Description of Property                                                    9

4.  Security Ownership of Certain Beneficial Owners and Management             9

5.  Directors, Executive Officers, Promoters and Control Persons              10

6.  Executive Compensation - Remuneration of Directors and Officers           11

7.  Certain Relationships and Related Transactions                            11

8.  Legal Proceedings                                                         12

9.  Market For Common Equity and Related Shareholder Matters                  12

10. Recent Sales of Unregistered Securities                                   12

11. Description of Securities                                                 13

12. Indemnification of Officers and Directors                                 13

13. Financial Statements                                                      14

14. Changes in and Disagreements with Accountants                             14

15. Financial Statements and Exhibits

15(a) Index to Financial Statements                                           14
      Financial Statements                                              F-1 through F-4

15(b) Index to Exhibits                                                       14
      Exhibits                                                         E-1 through E-24

       Signatures                                                             15

Item 1.  Description of Business.

     Development of the Company. Med Mark, Inc., a Nevada corporation ("Company"), was incorporated in the State of Nevada on November 5, 1996. On or about June 29, 1998, the Company filed a Certificate of Amendment to its Articles of Incorporation changing the name of the Company to Elast
Technologies, Inc. The executive offices of the Company are located at 2505 Rancho Bel Air, Las Vegas, Nevada 89107. The Company's telephone number is
(702)240-0124.

     Business  of the  Company.  The  Company  was  organized  to  engage in the business of marketing health related products, including vitamins and nutritional supplements and non-regulated medical equipment and supplies. The Company does not plan to develop its own products; rather, the Company plans to obtain marketing and distribution rights to existing products or products currently in development by others. Therefore, the Company does not anticipate spending any significant portion of its resources on product development. Further, the Company's current business plan is to acquire controlling interest in the capital stock of other corporations which are presently active in the health products industry.

     On or about June 18, 1998, the Company acquired all of the issued and outstanding capital stock of Elast Technologies Corporation, a Delaware corporation ("Elast Delaware"), and, as specified above, changed the Company's name from Med Mark, Inc. to Elast Technologies, Inc. Pursuant to this acquisition, the Company controls Elast Delaware's right to exploit and develop a patented allergy-testing device ("ELAST Device", U.S. Patent No. 5413113, issued on or about May 9, 1995), which was invented by Robert D. Milne, M.D., a board-certified family practice physician with extensive experience in allergy testing and preventative medicine. Dr. Milne is currently the Chairman of the Board of Directors of the Company and is also President, Secretary/Treasurer and a director of Elast Delaware. The Company and Elast Delaware therefore are under common management. Elast Delaware spent significant amounts of time during its last two fiscal years on research and development activities relating to the ELAST Device.

     On or about June 12, 1996, Dr. Milne executed a license agreement with Elast Delaware granting Elast Delaware the exclusive right to develop, test, manufacture and market the ELAST Device for three (3) years, or such period as Elast Delaware uses reasonable diligence in developing, testing, manufacturing and marketing the ELAST Device, whichever period is longer. Dr. Milne may also terminate the license agreement if Elast Delaware files a bankruptcy petition; if Elast Delaware is wound up and dissolved or otherwise ceases to exist; or if Elast Delaware breaches a material term of the license agreement without diligently commencing to correct such a material breach within thirty (30) days after written notice of such breach from Dr. Milne.

     The ELAST Device is based on the clinical observation that the human body loses energy (that is, the body's normal electrical flow is interrupted) when exposed to a substance to which that body is sensitive or allergic. The energy loss is rapid and is measured in micro-voltage. The ELAST Device measures the body's energy loss and documents it graphically, providing the treating physician with an accurate assessment of a patient's sensitivity. Elast Delaware has contracted with Draper Laboratory to construct a prototype ELAST Device which is substantially completed. Elast Delaware intends to clinically test the device under the direction of Dr. Milne. After clinical testing, the ELAST Device will be submitted to the United States Food and Drug Administration ("FDA") for approval.

     Human therapeutic products are subject to rigorous pre-clinical and clinical testing and other approval procedures. The FDA and comparable foreign government regulatory agencies require laboratory and clinical testing and other costly and time-consuming procedures before medical products such as the ELAST Device can be marketed. Various federal, state and foreign statutes also govern or affect the manufacturing, safety, labeling, storage, and marketing of such products, as well as record-keeping incidental to such marketing.

Obtaining such approvals, and maintaining ongoing compliance with these requirements can require the expenditure of significant resources. To date, Elast Delaware has not determined what procedures, if any, will be required in this regard and has not begun any of these procedures. Elast Delaware is currently investigating the possibility that the ELAST Device falls under a category for which FDA approval has already been given. Management of Elast Delaware anticipates that the ELAST Device may be included in such a category, but research is currently being done by Elast Delaware to determine regulatory requirements.

     In addition, regulatory testing and approval would require significant funding and, in the event that such funding exceeded the present capabilities of Elast Delaware, or the Company, Elast Delaware might be unable to market the ELAST Device.

     In the event the FDA or another domestic or foreign regulatory agency requires approval and testing of the ELAST Device prior to its commercial exploitation, neither Elast Delaware nor the Company can provide any assurances that testing procedures will be successfully completed or, if completed, such tests will demonstrate that the ELAST Device is safe and efficacious. There can also be no assurances that any required government approvals will be obtained. Accordingly, there can be no assurance that Elast Delaware will be able to market the ELAST Device in the United States or any foreign country. The same holds true for any other products which the Company may develop. Any failure by the Company, its subsidiaries, collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse affect on the Company's revenues.

     Employees. The Company currently has no employees. Elast Delaware currently has only one employee, Dr. Milne. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Because the Company anticipates entering into licensing and manufacturing agreements with third parties, the Company anticipates that it will require very few employees other than Dr. Milne, if any, during the next fiscal year.

     Competition. Because the ELAST Device is based on a new concept in diagnostics and is patented, there are currently no direct competitors with a similar product in the marketplace. The ELAST Device is a stand-alone product that can be attached to the serial port of a home computer. Once the ELAST Device gains product acceptance in the medical community, the Company anticipates physicians will prescribe home-testing.

     However, competition in the non-regulated medical products industry, generally, is intense. The Company and its subsidiaries compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company and its subsidiaries. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company and its subsidiaries have not been developed or are not in development. The Company expects that companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company.

     For example, according to its 1994 Annual Report, Bayer Corporation (formerly Miles, Inc.) holds over 50% of the worldwide allergy testing market, exclusive of in vitro testing. In 1994, Pharmacia (now Pharmacia & Upjohn, Inc.) held approximately 73% of the worldwide market share for in vitro allergy tests.

The Company's additional competitors in this area include Sanofi, Ciba Corning and Diagnostic Products Corporation.

     There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities.

     Compliance with Environmental Laws. Elast Delaware's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of the ELAST Device; accordingly, as the Company is not presently manufacturing any products, and does not anticipate doing so in the near future, management of the Company believes the neither the Company nor Elast Delaware will have material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state and local environmental laws, rules and regulations. Furthermore, because management of Elast Delaware intends to license the manufacturing rights to the ELAST Device to third parties, it is not anticipated that the Company will become subject to any such restrictions. However, at some time in the future, the research, development, manufacturing and production processes of the Company, or its wholly-owned subsidiaries, may involve the controlled use of hazardous materials. The Company, and its wholly-owned subsidiaries, may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company, or its wholly-owned subsidiaries, or both the Company and its subsidiaries, could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company or its subsidiaries will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. Although the Company is not required to deliver an annual report to security holders, the Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company is not a reporting company with the Securities and Exchange Commission ("SEC"). In the event that the Company becomes a reporting company with the SEC, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The Company anticipates marketing health related products, including vitamins and nutritional supplements and non-regulated medical equipment and supplies. The Company currently has one existing marketing agreement and plans to add more products to its line. These products will be marketed to alternative medicine practitioners, health food stores and other wholesale and resale sources. Other than the ELAST Device owned by the Company's wholly-owned subsidiary, Elast Delaware, discussed in Item 1 above, the Company does not currently have any plans to develop any of its own products; rather, it will acquire the right to sell or distribute existing products or obtain licensing, marketing, distribution or other rights to such products. Therefore, other than costs related to the continued development of the ELAST Device, the Company does not anticipate spending any significant portion of its resources on product development.

     Elast Delaware will focus its initial marketing and distribution efforts on development and commercial exploitation of the ELAST Device. The Company will focus its initial marketing and distribution efforts in the vitamin, mineral and herb segment of the health supplement industry. The Company plans to establish a marketing network and add additional products as opportunity allows, either through licensing the products of others or through corporate acquisitions, as was the case with Elast Delaware and the ELAST Device. The Company will seek to establish relationships with alternative medicine practitioners and others who will sell the Company's products to the public. Elast Delaware plans to lease or license the ELAST Device (as opposed to selling it to physicians) because Elast Delaware believes that such a plan reduces its initial capital investment, minimizes variable costs, and creates a stable customer base.

     The business of the Company and its subsidiaries will expose them to potential product liability risks that are inherent in the testing, manufacturing and marketing of medical products. Neither the Company nor its subsidiaries currently have product liability insurance, and there can be no assurance that the Company or its subsidiaries will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company and its subsidiaries have taken, and will continue to take, what they believe are appropriate precautions, there can be no assurance that they will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company or its subsidiaries. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations, or that of its subsidiaries.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The non-regulated medical products industry has been under increasing scrutiny by various state and federal regulatory agencies. While the Company does not presently require any government approval to promote its vitamin, mineral and herb health supplements, the Company may be subject to various forms of government regulations, including consumer safety laws and environmental safety laws. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     The non-regulated medical products industry is rapidly changing through the continuous development and introduction of new products. The strategy of the Company for growth is substantially dependent upon its ability to introduce successfully new products. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. Development efforts relating to the production and distribution of the various products to be developed by the Company are not substantially completed. Accordingly, the Company might be required to refine and improve those products. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs.

     Liquidity and Capital Resources. During the six months ended June 30, 1998, the Company realized $397,000 through the sale of common stock, issuance of common stock as a result of the exercise of warrants, and the payment of a stock subscription receivable. After payment of development and operating expenses, the Company had cash resources of $413,000 at June 30, 1998. The cash and equivalents constitute the Company's present internal sources of liquidity. Because neither the Company nor its subsidiaries are generating any revenues from the sale or licensing of their products, the Company's only external source of liquidity is the sale of its capital stock.

     The Company believes these cash resources are sufficient to complete prototype development and clinical trials of the ELAST Device. If the ELAST Device is approved by the FDA, the Company believes that it will be able to raise the amounts necessary to begin production of the ELAST Device through the sale of equity, incurring debt, or both. Should the development of the prototype or clinical testing of the prototype take longer than anticipated, or if the results of testing require significant modifications to the ELAST Device, sufficient funds may not be available to enable the device to be completed and brought to market during the time period currently anticipated by the Company, or at all.

     Sales of common stock and exercise of warrants pursuant to an offering of unregistered securities by Elast Delaware resulted in cash flows of $197,000 and $189,990, respectively, in the year to date ended June 30, 1998. Collection of an outstanding receivable relating to the sale of common stock resulted in an additional $10,000 of cash flow to the Company or its subsidiaries.

     On August 29, 1997, the Company commenced an offering of 1,200,000 shares of its common stock, offering price $.05 per share, pursuant to a registration statement filed with the State of Nevada pursuant to the requirements of Nevada Revised Statutes Section 90.490, and in reliance on an exemption from registration pursuant to the Securities Act of 1933, provided by Rule 504 of Regulation D of that Act. The Company sold a total of 920,000 shares of common stock pursuant to that offering. Gross proceeds from the offering were $46,000 in cash, obtained from 37 non-accredited investors.

     Results of Operations. The Company has not yet realized any revenue from operations, nor does it expect to in the foreseeable future. Loss from operations increased from $38,000 in 1996 to $63,000 in 1997 due primarily to an increase in the cost of developing the prototype ELAST Device. Loss increased from $14,460 in the second quarter of 1997 to $49,137 in the same period of 1998. Loss for the six months ended June 30, 1998 was $242,071 compared to $22,168 for the same period in 1997. The majority of this increase resulted from compensation costs, which were paid through the issuance of common stock. Legal and professional costs increased significantly from $4,046 for the year to date period ending June 30, 1997 to $11,844 for the comparable period ending June 30, 1998; those increases were due to costs associated with the Company's acquisition of the capital stock of Elast Delaware and a merger between Elast Delaware and Elast Merger, Inc., a Nevada corporation. The Company has expended $25,000 for public relations expenses for the year to date ended June 30, 1998, a significant increase from the comparable period ending June 30, 1997.

     The commencement of compensation costs and travel costs in 1998 relate to the Company's preparation for clinical testing of the ELAST Device. Continuing compensation costs in the last six months of 1998 should be at substantially smaller amounts than those incurred in the first three months of 1998. Legal and public relations costs in the first six months of 1998 relate to the merger of Elast Delaware with Elast Merger, Inc., a Nevada corporation, and costs associated with providing the investment community and the Company's shareholders with current information. The Company anticipates that it has current cash reserves to satisfy its cash requirements and will not be required to raise additional funds in the next 12 months; however, the Company may raise additional funds as part of its plan to continue the acquisition of new products or, in the alternative, other corporations or business entities which own or control such products.

     Manufacturing and Marketing the Company's Products. The Company anticipates that it will purchase its products from a wide variety of sources and does not anticipate any supply problems. As for Elast Delaware, since the principal components of the ELAST Device consist of electronic parts that are readily available, Elast Delaware does not anticipate that its manufacturer will have any supply problems. Neither the Company's operations nor Elast Delaware's operations are effected by any seasonal factors.

     Once testing of the ELAST Device is completed, and assuming FDA approval is received, the Company will manufacture, or cause to be manufactured, about 200 units, which will be provided to a target group of physicians including eye, ear, nose and throat specialists, chemical ecologists, and allergy specialist medical doctors, naturopaths, and chiropractors. Thereafter, the ELAST Device will be marketed to physicians and hospitals to test for prescription drug compatibility with patients to avoid iatrogenic (drug- related) illnesses. The Company's overall operating plan is to market the initial product as a stand-alone device that can be attached to "medical environment" computers. Once the product gains acceptance in the medical community, the Company anticipates that a patient home-testing unit will be developed.

     The size and scope of the health and nutritional food supplement business is difficult to determine. Certain foods may or may not be considered health foods. Estimates of the health food industry's gross sales run as high as $120 billion per year. In such a vast industry there are many segments and crossovers. With that in mind, the Company plans to focus its initial efforts on the vitamin, mineral and herb segment of the industry. The Company plans to build a marketing network and add other products as opportunity and finances allow. The Company will seek to establish relationships with alternative medicine practitioners and others who will sell the Company's products to the public.

     The Company plans to focus its initial marketing efforts on the states of Nevada, Utah and California. The Company hopes to become national in scope and is considering advertising in national publications as it broadens its product line. The Company plans to market its products by distributing brochures and price lists through the mails. Follow-up calls will be made to promising prospects. This approach will be the Company's primary marketing method.

     The Company also plans to place advertisements in magazines that promote various sports and activities. These sources, as well as magazines promoting health products and targeted to the alternative medicine practitioner, will be the main focus of the Company's magazine advertising. To support the magazine advertising, the Company will seek regional marketing contracts with existing manufacturing representatives. Currently the Company has no contractual relationships with such representatives and no assurance can be given that such representation will be available on terms and conditions that will allow the Company to sell its products profitably.

Item 3. Description of Property

     Property held by the Company. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Elast Delaware. All significant intercompany transactions have been eliminated. As of the dates specified in the following table, the Company held the following property:

================================================================================
            Property                            June 30, 1998       June 30,1997
================================================================================
Cash and equivalents                             $414,003.00         $147,334.00
================================================================================
License to use Patent No. 5413113                    $800.00             $800.00
================================================================================
Retainer with Certified Public Accountants         $2,000.00               $0.00
--------------------------------------------------------------------------------

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, there are no persons who are beneficial owners of 5% or more of the Company's issued and outstanding common stock.

     (b) Security Ownership of Management. The directors and principal executive officers of the Issuer beneficially own, in the aggregate, 2,780,808 shares of the Issuer's common stock, or approximately 40.3% of the issued and outstanding shares, as set forth on the following table:

         Title of Class          Name and Address                  Amount and               Percent of
                                 of Beneficial Owner               Nature of                 Class
                                                                   Beneficial Owner
         Common Stock            Dr. Robert Milne                   2,503,476                 36.3%
                                 2432 Greens Ave.
                                 Henderson, NV 89014

         Common Stock            Thomas Krucker                       277,332                  4.0%
                                 2505 Rancho Bel Air
                                 Las Vegas, NV 89107

                                 All officers and directors
                                 as a group                         2,780,808                 40.3%

     Dr. Milne, the Chairman of the Board, owns 2,383,476 shares of the Issuer's common stock, or approximately 34.6% of the issued and outstanding common stock. Dr. Milne's spouse, Julie Milne, and immediate family members residing with him, Drew Milne, Meredith Milne and Brook Milne, own, in the aggregate, an additional 110,000 shares of the Issuer's common stock, or approximately 1.6% of the issued and outstanding common stock. The Milne Medical Center, an affiliate of Dr. Milne, owns 10,000 shares of the Issuer's common stock, or approximately 0.15% of the issued and outstanding common stock. Thomas Krucker, the President and Chief Executive Officer of the Issuer, owns 180,000 shares of the Issuer's common stock, or approximately 2.6% of the issued and outstanding common stock. Mr. Krucker's spouse, Katherine, and an immediate family member residing with him, Kimberly Krucker, own, in the aggregate, 97,332 additional shares of the Issuer's common stock, or approximately 1.4% of the issued and outstanding common stock.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B. On or about June 10, 1998, Elast Technologies Corporation, a Delaware corporation ("ETC"), merged with an into Elast Merger, Inc., a Nevada corporation, a wholly-owned subsidiary of Med Mark, Inc., a Nevada corporation ("Company"). ETC was the surviving corporation, and is now a wholly-owed subsidiary of the Company. Shareholders who formerly held stock in ETC received 4 shares of the Company's common stock for each share of their ETC stock on or about June 30, 1998, with the result that the former shareholders of ETC now hold a controlling interest in the Company. The Company changed its name from Med Mark, Inc. to Elast Technologies, Inc. on or about June 29, 1998.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
      Name                          Age                 Position
================================================================================
Thomas Krucker                      58        President and Director
================================================================================
Robert D. Milne, M.D.               51        Chairman of the Board of Directors
================================================================================

     Thomas Krucker is the President, Chief Executive Officer, and a director of the Company. His term of office as a director expires in 1999. Mr. Krucker graduated from the University of Arizona in 1962 and received a Juris Doctorate degree from Pepperdine University in 1969. From 1990 through 1994 he was the president of Pacific Snax, Inc., a California corporation which produced and distributed light snacks sold to retail outlets and the food service industry. Pacific Snax filed a bankruptcy petition pursuant to Chapter 11 of the United States Bankruptcy Code in 1994 after Mr. Krucker had left that company. Mr. Krucker is currently the chief operating officer of Fun City Popcorn, Inc., a Nevada corporation which recently changed its name to Tone Products. Based in Chicago, Tone Products produces a wide range of food products, including concentrated base for juices, sauces and syrups.

     Robert D. Milne, M.D. is the Chairman of the Board of Directors of the Company. His term of office as a director expires in 1999. Dr. Milne is a board-certified family practice physician with extensive experience in allergy testing and preventative medicine. He is also the inventor of the ELAST Device. Before starting his own practice at the Milne Medical Center in Las Vegas, Nevada, Dr. Milne was Medical Director at the Omni Medical Center and also practiced medicine at the Nevada Clinic after previous assignments in emergency medicine and a family practice. Dr. Milne is the author of numerous papers in the medical field and has authored several books, including The Definitive Guide to Headaches and The Photon Connection - Energy for the New Millennium.

     There is no family relationship between Mr. Krucker and Dr. Milne. Other than Dr. Milne, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining either Mr. Krucker or Dr. Milne from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are either Mr. Krucker or Dr. Milne the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or      Capacities in which                   Aggregate
Identity of Group       remuneration was received               remuneration
--------------------------------------------------------------------------------
None(1)                          None                               None
================================================================================

     There was no compensation paid to any executive officer of Elast Delaware during that corporation's last completed fiscal year.

Item  7. Certain Relationships and Related Transactions

     Compensation to Officers and Directors of the Company As of December 31, 1997, no compensation has been paid or accrued to any of the officers or directors of the Company.

     Related Party Transactions. Dr. Milne, the Chairman of the Board of the Company, provides office space and services to the Company, at no cost to the Company. At such time as the Company begins receiving revenue from operations, management of the Company anticipates that the Company will begin paying rent for 800 square feet of this office space, at a rate of $1,200 per month.

     As of June 30, 1998, compensation of $152,804 in the form of common stock has been paid or accrued to the officers or directors of the Company. No such compensation to the officers or directors of the Company was outstanding or paid as of June 30, 1997.

     Licensing Agreement Was Not the Result of Arms-Length Negotiations. As set forth above, on or about June 12, 1996, Elast Delaware acquired a license from Robert D. Milne, M.D., who was, at that time, Chairman of the Board of Directors and a major shareholder of Elast Delaware, whereby Elast Delaware


----------
(1) The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

acquired the exclusive right to develop, manufacture and market the ELAST Device. Elast Delaware issued to Dr. Milne 800,000 shares of its common stock to acquire the licensing rights. The Company believes that the fair market value of 800,000 shares of Elast Delaware's common stock at the time of the transaction was $800.00. Kelly & Company, Elast Delaware's independent certified public accountants, determined that 800,000 shares of Elast Delaware's common stock was fair consideration for the license agreement with Dr. Milne. Because modifications may be made during the development and testing of the ELAST Device, it is not certain that the final technology developed by Elast Delaware will be protected by the original patent.

     Transactions with Promoters. Thomas Krucker and Dr. Milne were the promoters of the Company. Mr. Krucker received 50,000 shares of common stock of the Company for his management and organizational services provided to the Company. Dr. Milne received all of his shares of common stock of the Company pursuant to the licensing agreement for the ELAST Device.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9. Market For Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, and prices for the Company's common stock are published on the OTC Bulletin Board under the trading symbol "ESTG". This market is extremely limited and the prices quoted are not a reliable indication of the value of the Company's common stock. Over the last 52 weeks, the Company's common stock had a low bid price of $1.00 per share and a high bid price of $3.25 per share. The bid price is currently approximately $2.50 per share.

     The Company was listed with Standard & Poor's Corporation Records by publication on or about December 3, 1998. As of June 30, 1998, there were 10,000 warrants to purchase common stock at $1.50 per share outstanding, which warrants expire by their own terms on September 30, 1999. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item  10. Recent Sales of Unregistered Securities

     There have been sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about December 9, 1996, Elast Delaware sold 136,668 units, at $1.50 per unit, in a private placement offering in reliance upon the exemptions from registration provided in Sections 4(2), 4(6) and 3(b) of the Securities Act of 1933, as amended, and Regulation D promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. Each unit was comprised of one share of Elast Delaware's unregistered and restricted one mill ($.001) par value common stock and one warrant to purchase an additional unregistered and restricted share of Elast Delaware's common stock at a price of $1.50 per share. The offering price for the units was arbitrarily set by Elast Delaware and had no relationship to assets, book value, revenues or other established criteria of value. The warrants and the shares of common stock issuable upon its exercise were non-transferrable and were restricted securities as defined by Rule 144 of the Securities Act of 1933. The proceeds of the offering were used to pay for past expenses incurred in designing the ELAST Device and for costs incurred to refine, engineer and test the ELAST Device and to produce and market a limited initial production run of the Device, and also to pay

Elast Delaware's start-up costs, including legal fees and equipment and office expenses. There were 136,668 warrants issued as a result of the 1996 private placement offering which expire on September 30, 1999. As of June 30, 1998, 126,668 of the warrants have been exercised at $1.50. There were no commissions paid on the sale of units.

Item  11.  Description of Securities

     The Company is authorized to issue 10,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of June 30, 1998, 6,876,116 shares of the Company's common stock were issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The Bylaws of the Company specify how the cash available for distribution, whether occurring from operations or sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12. Indemnification of Directors and Officers

     Article Twelfth of the Company's Articles of Incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     The Company will enter into indemnification agreements with each of its executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                    Page

Elast Technologies, Inc.:

Balance Sheet for the Period Ending September 30, 1998                 F-1

Statement of Operations for the periods  ending  September 30, 1998
  and 1997 and the quarters ending September 30, 1998 and 1997         F-2

Statement of Shareholders' Equity
  for the period ending September 30, 1998                             F-3

Statement of Cash Flows for the period ending September 30, 1998       F-4

(b) Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                          Page
-----------------                                          ----

1     Corporate Charter of Med Mark, Inc.                  E-1
      (Charter document)

2     Bylaws of Med Mark, Inc.                             E-2 through E-16
      (Instrument defining the rights of
      Security holders)

3     Articles of Incorporation of                         E-17 through E-22
      Med Mark, Inc. (Charter document)

4     Certificate of Amendment to the                      E-23 through E-24
      Articles of Incorporation of Med
      Mark, Inc. (Charter document)

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Elast Technologies, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on February 1, 1999.

                                              Elast Technologies, Inc.,
                                              a Nevada corporation

                                              By: /s/ Thomas Krucker
                                                      --------------------------
                                                      Thomas Krucker
                                              Its:    President

                          ELAST TECHNOLOGIES CORP, INC
                         ( A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET

                    FOR THE PERIOD ENDING SEPTEMBER 30, 1998
                                  (Unaudited)

                                                       Y/T/D ENDED   Y/T/D ENDED
                                                         30-Sep-98    31-Dec-97
                                                         ---------    ---------
CURRENT ASSETS:
     Cash & equivalent                                    $355,521     $108,280
     License                                                  $800         $800
     Retainer                                               $2,000
                                                         ---------    ---------
TOTAL CURENT ASSETS                                       $358,321     $109,080
                                                         =========    =========

FIXED ASSETS, net                                           $2,678
                                                         ---------
TOTAL ASSETS                                              $360,999
                                                         =========

Liabilities
     Accounts payable                                       $1,925       $1,925
                                                         ---------    ---------
              Total Liabilities                             $1,925       $1,925
                                                         =========    =========

Shareholder' equity
     Common stock ($.001 par value; 25,000,000 shares
     authorized;  6,896,116 and 942,001 shares issued
     and outstanding at June 30, 1998 and
       June 30, 1997, respectively                          $5,954         $942
     Additional paid-in-capital                           $751,084     $217,244
     Deficit accumulated during the development stage    ($397,964)   ($101,031)
                                                         ---------    ---------
                                                          $359,074     $117,155
     Less; common stock subscription receivable                 $0     ($10,000)
                                                         ---------    ---------
              Total shareholders' equity                  $359,074     $107,155
                                                         ---------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $360,999     $109,080
                                                         =========    =========

                          ELAST TECHNOLOGIES CORP, INC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS

                    FOR THE PERIOD ENDING SEPTEMBER 30, 1998
                                   (Unaudited)

                                                   Y/T/D ENDED                    QTR ENDED
                                           30-Sep-98        30-Sep-97      30-Sep-98      30-Sep-97
                                           ---------        ---------      ---------      ---------
REVENUE
     COST OF SALES

     GROSS PROFIT

     COMPENSATION                           $152,804
     RESEARCH & DEVELOPMENT                  $20,151         $17,865          $3,000        $12,162
     TRAVEL & ENTERTAINMENT                  $50,109                         $16,081
     LEGAL & PROFESSIONAL                    $37,828          $4,719         $21,634           $583
     PUBLIC RELATIONS                        $40,000         $10,500         $15,000
     OTHER OPERATING COSTS & EXPENSES         $6,289          $1,829          $7,896
                                           ---------       ---------       ---------      ---------
          TOTAL OPERATING COSTS             $307,181         $34,913         $63,611        $12,745
                                           ---------       ---------       ---------      ---------

OTHER INCOME & EXPENSES
     INTEREST INCOME                         ($9,306)                        ($7,555)
                                                                           ---------
                                           ---------       ---------       ---------      ---------
     NET LOSS                               $297,875         $34,913         $56,056        $12,745
                                           ---------       ---------       ---------      ---------

                                                    ELAST TECHNOLOGIES CORP, INC
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                  STATEMENT OF SHAREHOLHERS' EQUITY
                                            FOR THE SIX MONTHS ENDING SEPTEMBER 30, 1998

                                                                         Deficit Accumulated            Less: common stock
                                      Common Shares         Additional      During the                    Subscription
                                   Number       Amount     Pd-In Capital  Development Stage    Subtotal    Receivable       Total
                                 --------------------------------------------------------------------------------------------------
Balance, December 31, 1997          942,001        $942      $217,244        ($101,031)        $117,155      ($10,000)     $107,155

Additional shares resulting
from 4 for 1 stock split          2,826,003      $2,826       ($2,826)

Issuance of common stock
in conjunction with reverse
merger                            1,220,000      $1,220       ($1,220)

Issuance of common stock
upon exercise of warrants          $506,640        $507      $189,483                          $189,990                    $189,990

Issuance of common stock
for cash                           $394,000        $394      $196,606                          $197,000                    $197,000

Collection of note receivable                                                                                 $10,000       $10,000

Issuance of common shares
for services                     $1,007,472      $1,007      $151,797                          $152,804                    $152,804

Net loss for the period                                                      ($297,875)       ($297,875)                  ($297,875)
                                 --------------------------------------------------------------------------------------------------
Balance, June 30, 1998            6,896,116      $6,896      $751,084        ($398,906)        $359,074            $0      $359,074
                                 ==================================================================================================

                          ELAST TECHNOLOGIES CORP, INC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS

                    FOR THE PERIOD ENDING SEPTEMBER 30, 1998
                                   (Unaudited)


                                                      Y/T/D ENDED   Y/T/D ENDED
                                                       30-Sep-98     30-Sep-97
                                                       ---------     ---------
Cash flows used in operating activities

     Net Loss                                           $297,875        $34,913
     Compensation paid with stock                      ($152,804)
     Increase in liabilities accounts payable
     Increase in Fixed Assets                             $2,678
     Retainer                                             $2,000
                                                       ---------      ---------
Net cash used in operating activities                   $149,749        $34,913
                                                       ---------      ---------

Cash Flows provided by financing activities:
     Sale of common stock                               $197,000
     Exercise of warrants                               $189,990
     Collection of common stock
       subscription receivable                           $10,000
                                                       ---------      ---------
Net cash provided by financing activities               $396,990             $0
                                                       ---------      ---------

Net increase (decrease) in cash                         $247,241       ($34,913)

Cash at beginning of period                             $108,280       $176,813
                                                       ---------      ---------
                                                       ---------      ---------
Cash at end of period                                   $355,521       $141,900
                                                       =========      =========